Maximum Anniversary Value Death Benefit Rider

This rider is made a part of the annuity contract to which it is attached. It changes the contract by adding certain terms and provisions. This rider is subject to all of the provisions in the annuity contract that do not conflict with the provisions of this rider.

If you selected this Death Benefit Rider option at application, it will be indicated under Contract Data.

The "Death Benefits Before Annuitization" provision in the PAYMENTS TO BENEFICIARY section of the annuity contract to which this rider is attached is hereby deleted and replaced with the following.

Maximum Anniversary Value Death Benefits Before Annuitization
A death benefit is payable to the beneficiary upon the earlier death of you or the annuitant while this contract is in force and prior to annuitization.

As of the date we receive due proof of death, we will pay the beneficiary the greatest of the following amounts, less any applicable purchase payment credits that have not vested:

1. the contract value; or

2. the "Return of Payment Value"; or

3. the "Maximum Anniversary Value".

Return of Payment Value (ROP) Definition
The ROP is the total purchase payments and any applicable purchase payment credits made to the contract, minus "adjustments for partial withdrawals".

Maximum Anniversary Value (MAV) Definition
The MAV is zero prior to the first contract anniversary after the effective date of this rider.

On the first contract anniversary after the effective date of this rider, we set the MAV equal to the greater of:

1. current contract value; or

2. the ROP.

Thereafter, we increase the MAV by any additional purchase payments and any applicable purchase payment credits and reduce the MAV by "adjustments for partial withdrawals".

Additionally, on every subsequent contract anniversary prior to the earlier of your or the annuitant's 81st birthday, we compare the MAV to the current contract value and we reset the MAV to the higher amount.

Adjustments for Partial Withdrawals Definition
"Adjustments for partial withdrawals" are calculated for both the MAV and ROP separately for each partial withdrawal using the following formula:

                  a  X  b       where:
                  -------
                      c

a    = the partial withdrawal including any applicable withdrawal charge

b    = the applicable ROP or MAV on the date of (but prior to) the partial withdrawal (if adjustment is to be for ROP, use ROP, if adjustment is to be for MAV, use MAV)

c    = the contract value on the date of (but prior to) the partial withdrawal.

The death benefit will be payable in a lump sum on the valuation date we receive due proof of death of the annuitant or owner, whichever first occurs. The beneficiary may elect to receive payment anytime within 5 years after the date of death.

In lieu of a lump sum, payment may be made under an Annuity Payment Plan, provided:

1. the beneficiary elects the plan within 60 days after we receive due proof of death; and

2. payments begin no later than one year after the date of death; and

3. the plan provides payments over a period which does not exceed the life or the life expectancy of the beneficiary.

In this event, the reference to "annuitant" in the Annuity Provisions shall apply to the beneficiary.

We will determine the contract value on which we base amounts payable or applied under this section at the next accumulation unit value calculated after we receive due proof of death at our home office. Due proof of death includes all documents needed to complete the beneficiary's claim.

This Rider is effective as of the contract date of this contract unless a different date is shown here or under Contract Data.

American Centurion Life Assurance Company

/s/ Eric L. Marhoun

Secretary

272869-NY                                                              [A(6/04)]